March 23, 2007

Via EDGAR

Mr. Stephen Krikorian
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

RE: Merisel, Inc (File No. 000-17156)
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended September 30, 2006

Dear Mr. Krikorian,

Set forth below are responses to each comment contained in your letter dated March 7, 2007 addressed to Mr. Jon H. Peterson, Chief Financial Officer of Merisel, Inc (the “Company”). The number of each response corresponds to the number assigned to each comment in your December 14, 2006 letter. Our responses, which have been reviewed by our independent auditors, BDO Seidman, LLC, are as follows:

Note 4. Intangibles

1. We note your response to comment number 2 in your letter dated February 22, 2007. Indicate how you evaluated the risks associated with your business as disclosed in your Risk Factors when concluding that “ColorEdge will contribute positive cash flows to the Company indefinitely.” Some of the risks that appear to cause some uncertainty with that prediction are that your “products and services are subject to rapid technological change and rapid obsolescence” and that your market “is highly fragmented, with national and regional participants” and there is “lower barriers to entry.” The Risk Factors that discuss your products and competitors within your Form 10-K identify numerous reasons and concerns that an indefinite life may not be appropriate.

In preparing its Annual Report on Form 10-K for the year ended December 31, 2005 (“2005 10-K”), the Company followed Regulation SK, Item 503(c), which is incorporated into Item 1A of Part I of Form 10-K. Item 503(c) requires that an issuer include a “discussion of the most significant factors that make the offering ‘speculative or risky.’” It also requires that the issuer “explain how the risk affects the issuer or the securities being offered,” and instructs that the issuer does not include generic risks, i.e., risks that “could apply to any issuer or offering.”

In its 2005 10-K, the Company listed and explained many of the major risk factors affecting the graphics and imaging industry. These risk factors include industry fragmentation, technological change and obsolescence, competition and other factors.

The Company first operated in the graphics and imaging industry in 2005; hence, at the time that management personnel and attorneys were preparing the 2005 10-K, they were conservative in their analysis of how these risks factors would affect the Company. We anticipate that factors deemed to be “risk factors” will change as the Company moves forward in this industry.

In determining which risk factors to list or explain, disclosure rules and practices do not require that the issuer consider whether or how a particular risk factor would apply to an accounting determination as to the valuation or amortization of a particular asset. Rather, risk factors are designed to provide information relevant to potential investors or stockholders deciding, among other things, whether to hold or sell shares, considering investment risks, or considering the risk of maintaining an investment in a particular company or industry.

Accounting determinations deal with the appropriate valuation of individual assets and their useful lives.
The value of a trademark is influenced by a company’s standing in its industry. When a trade name is a recognized name in its industry, that trade name retains its value despite the industry risks it faces. For example, competitive factors and technological change in the computer industry have forced IBM to divest itself of most of its computer production lines of business in recent years. Yet, its trademark remains an exceptional asset. Likewise, technological change has severely impacted Kodak’s film and color processing business, but not the value of its trademark. Finally, U.S. Airways filed for bankruptcy, but a successful competitor purchased its assets, considering U.S. Airways’ trademark more valuable than its own. As discussed below, Merisel, and Color Edge, are leaders in their niche of the graphic imaging industry and have successfully differentiated themselves from those competitors based on innovations, geographic reach, and the ability to provided end to end solutions.

As a result, notwithstanding the existence of these risk factors, the Company continues to believe that the businesses acquired were viable businesses and the lives of the assets identified were appropriate.

In concluding that ColorEdge will contribute positive cash flows to the Company indefinitely, the Company considered the risk that the products and services are subject to rapid technological change and rapid obsolescence. The Company has historically reinvested in new equipment and will continue in the future. Additionally, the costs to acquire new equipment continues to decrease making it more economically feasible for us to stay ahead of the industry in our technological investments. Because of our size, we have developed strong relationships with a network of suppliers. As such, any new technology that is developed by our suppliers is offered to us initially. Therefore, we continue to have the opportunity to incorporate innovative equipment before our competitors.

Additionally, the Company considered that our niche of the graphic imaging industry is highly fragmented with mostly regional competitors that have only a single location. Only a small number of market participants have annual revenues exceeding $20 million. In fact, we are materially larger than our next largest competitor. And we are the only competitor in our niche with manufacturing capabilities on both the East and West coasts. This expanded geographic footprint gives us a distinct competitive advantage since none of our competitors can complete client projects on the scale, scope and time table that we can.

In addition to our technological capabilities and expanded geographic footprint, we are able to differentiate ourselves from competitors in our niche by providing “end to end” service. We possess the ability to oversee a project from its creative conception though production to final delivery of the product to the client’s desired location. When requested by the client, we provide creative consulting at the beginning of the project. This involves advising our clients both artistically and practically on the feasibility of producing what they have envisioned for their corporate brand. We then have the capacity and technical expertise to reproduce exact colors and to apply digital brand images to many different substrates. While many of our competitors perform some of these services, we offer our clients one stop “end to end” service. And this, combined with our technology and geographic presence, allows us to complete client projects on a scale, scope, and timetable that cannot be matched by our competitors.

Your response highlights that your standing in the industry is based on superior technology. Would your customers continue to use your service if another competitor developed a more advanced technology along with better turnaround time? Are there other reasons for customers to utilize your services that are independent of your superior technology?

Our customers do not use our services solely because of our technology. We combine the use of our technology with superb logistical capability and craftsmanship to meet and exceed the needs of our clients. And by doing this, we have created a loyal customer base. Additionally, our customer relationships are with many of the world’s most prominent and highly regarded brands in the retail, consumer packaged goods and fashion industries, and we expect to continue to maintain and build these relationships. These customers have partnered with us to create visual communications media that maintains and enhances their brand image. To these clients, creating and enhancing their brand image is vital. And the partnership we create with them is based on much more than just technology. We believe that because we have successfully served them both artistically and technically in the past, these brand-conscious clients will continue to use our services in the future. We have seen many of our large national customers scale back the numbers of small regional vendors they use due to concerns over variability in product quality and the desire to find a single vendor that can handle all their needs across multiple locations.

Your response to comment number 3 in your letter dated January 16. 2007 states that you have been “in the graphic service business for over 40 years.” Indicate whether you have serviced the same customers over that time period while providing similar services and whether you have a dominant position in a region or in a certain industry. Merisel and its operating subsidiaries is collectively the largest provider in its niche and therefore we consider ourselves dominant in this regard. Color Edge specifically is the largest provider in the New York area and a leader in servicing the retail and fashion industries. Color Edge has operated under the name Color Edge since 1992. Before Color Edge was created, the business was run under several predecessor companies, the first of which began in 1947. Since its inception 15 years ago, Color Edge has serviced the visual communications needs of numerous high profile clients in the retail sector including Donna Karen, Victoria’s Secret, Armani Exchange, The Gap, and Banana Republic. Forty percent of its top 20 customers have been with Color Edge for over 12 years of its total 15 years of operating as Color Edge. Color Edge’s average relationship to date with its existing top 20 customers is 8 years. Apple Computer, Color Edge’s largest customer, has used Color Edge to meet their in-store brand imaging needs since Apple opened its first retail store.

In addition, explain why you only assigned a nominal amount to technology in your purchase price allocation while your responses and your disclosures refer to technology on several occasions. The Company retained a qualified independent valuation specialist to perform certain agreed upon procedures and assist us with our compliance with the provisions of SFAS 141, “Business Combinations.” The Company’s purchase price allocation of Color Edge’s assets was based on the final report received from the valuation specialist. Only a nominal amount of the purchase price allocation was assigned to technology because the Company believes that simply investing in advanced digital equipment does not create an intangible asset. Costs to acquire new equipment have been declining. It is Color Edge’s ability to combine its logistical capabilities, craftsmanship, and over 40 years of experience in the industry with its investment in high-tech equipment that will allow it to continue to generate positive cash flows indefinitely.. Furthermore, the value of technology purchased in the Color Edge acquisition was recorded as part of property and equipment balance, which was also appraised in the report obtained from the valuation specialist. The amount of the Color Edge’s purchase price allocation assigned to production equipment was $2.6 million. The Company depreciates these assets over the estimated lives of the equipment, typically 5 years.

Note 8. Income Taxes

1. We note your response to comment number 3 in your letter dated February 22, 2007. Based on the evidence provided, it appears that you are able to support the determination that is more likely than not that your deferred tax assets will be realized as of December 31, 2005. Specifically we note your adjusted pro forma taxable from continuing operations in 2005 and a two-year cumulative basis and a history of increasing pre-tax income generated by your acquired business. As such provide further support for the stronger weight give to the evidence to support that it is more likely than not that your deferred tax assets will not realized. Tell us your conclusion regarding whether you will establish a full valuation allowance as of December 31, 2006.

SFAS 109, para 103 states the following. “The Board believes that the more likely than not criterion required by this Statement is capable of appropriately dealing with all forms of negative evidence, including cumulative losses in recent years. That criterion requires positive evidence of sufficient quality and quantity to counteract negative evidence in order to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.”

The Company had a history of losses that led to the accumulation of the tax Net Operating Losses prior to the acquisitions. The Company believes there was no significant qualitative evidence to support an assertion that the 2005 acquisitions were collectively more likely than not going to result in the generation of sufficient taxable income to support release of a material portion of the valuation allowance. All of the acquisitions acquired during 2005 were still being integrated into the rest of the company at December 31, 2005. These acquisitions had previously operated as a private companies with minimal overhead, and there was limited information upon which to base this judgment.

Furthermore, Merisel was in the process of acquiring numerous subsidiaries and intends to continue these acquisition plans. In fact, the Company has acquired a total of six new subsidiaries during fiscal years 2005 and 2006. During the phase when the Company is actively looking to acquire other companies, the Company will incur additional overhead costs related to personnel, professional fees, and other expenses related to targeting and integrating new acquisitions.

As stated in our response to comment number 3 in our letter dated February 22, 2007, based on the adjustments to 2004 and 2005 information for pro forma purposes, the Company calculated only one year of profitability and a combined two year profitability of only $660,000. This amount (representing approximately $280,000 of deferred tax) is not considered significant in relation to the Net Operating Losses of $261 million. We did not feel that one year of pro forma profitability constituted enough significant qualitative evidence to support releasing the valuation allowance.

The Company is in the process of re-evaluating its valuation allowance as of December 31, 2006. Current year pre-tax income from continuing operations is expected to be approximately $3 million, a decrease of $3.7 million from pre-tax income from continuing operation of $6.7 million in 2005. These varying results are due in part to the unpredictability of combining six acquisitions into one operating company in the course of approximately 18 months. Some of our portfolio companies exceeded expectations, and others did not. As mentioned above, the Company has incurred additional overhead costs related to targeting new acquisition costs, as well as, other public company costs related to increasing accounting and finance staff, updating accounting systems, and complying with public company internal control requirements Because of the unknowns in the current environment, the Company plans to continue to be conservative in its approach to recording a valuation allowance. However, because the Company is beginning to establish a record of actual consolidated earnings in 2005 and 2006, the Company believes this qualifies as positive evidence that a deferred tax asset may be recorded in 2006 and therefore is likely to reduce a portion of the valuation allowance.

We acknowledge that it is our responsibility for the adequacy and accuracy of the disclosure in our filings with the Commission. We understand that any staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to our filings with the Commission. In addition, we will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 212-594-4800 with any questions or comments you may have regarding this response letter. To the extent that we can be of help in facilitating this process, please do not hesitate to call. Thank you in advance for your cooperation in this matter.

Sincerely,

Merisel, Inc.

By: /s/ Jon H. Peterson
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Name: Jon H. Peterson
Title: Chief Financial Officer